PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 604 806 7000

Facsimile +1 604 806 7806

Consent of Independent Accountants

We hereby consent to the inclusion in this Registration Statement on Form 40-F of our report dated February 10, 2006, except for note 11 which is as of February 24, 2006, relating to the consolidated financial statements of International Royalty Corporation, which appears in International Royalty Corporation’s Annual Report of the Company, for the year ended December 31, 2005 and of our report dated March 18, 2005, except for note 12(d) which is as of March 21, 2005, relating to the consolidated financial statements of International Royalty Corporation, which appears in International Royalty Corporation’s Annual Report of the Company, both reports being presented as Exhibit 5 of this Form 40-F.

We also consent to the inclusion in this Registration Statement of our report dated August 25, 2006 relating to the US GAAP Information presented on page II-5 of this Form 40-F.

Chartered Accountants

Vancouver, British Columbia, Canada

August 25, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.